UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended March 31, 2024

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

625 Maryville Centre Drive, Suite 200 Saint Louis, Missouri 63141

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☑ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED MARCH 31,

2024

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	March 31, 2024	September 30, 2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$342,915	$520,080
Short-term interest-bearing investments	201,441	222,451
Accounts receivable, net	1,039,440	944,477
Prepaid expenses and other current assets	223,180	224,622
Total current assets	1,806,976	1,911,630
Property and equipment, net	766,123	790,923
Lease assets	162,745	160,938
Goodwill	2,834,553	2,749,041
Intangible assets, net	189,301	181,539
Other noncurrent assets	644,946	631,582
Total assets	$6,404,644	$6,425,653
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$312,022	$293,344
Accrued expenses and other current liabilities	740,181	634,742
Accrued personnel costs	150,314	214,695
Lease liabilities	39,514	39,960
Deferred revenue	127,441	170,634
Total current liabilities	1,369,472	1,353,375
Deferred income taxes and taxes payable	203,270	252,609
Lease liabilities	117,777	121,654
Long-term debt, net of unamortized debt issuance costs	645,991	645,696
Other noncurrent liabilities	480,613	485,387
Total liabilities	2,817,123	2,858,721
Equity:
Amdocs Limited Shareholders' equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 288,058 and 286,330 issued and 115,917 and 117,348 outstanding, respectively	4,593	4,571
Additional paid-in capital	4,332,690	4,244,256
Treasury stock, at cost 172,141 and 168,982 ordinary shares, respectively	(7,495,254)	(7,221,313)
Accumulated other comprehensive loss	(7,390)	(53,272)
Retained earnings	6,709,773	6,549,517
Total Amdocs Limited Shareholders' equity	3,544,412	3,523,759
Noncontrolling interests	43,109	43,173
Total equity	3,587,521	3,566,932
Total liabilities and equity	$6,404,644	$6,425,653

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Revenue	$1,245,849	$1,223,304	$2,491,048	$2,409,024
Operating expenses:
Cost of revenue	801,996	795,485	1,614,740	1,552,334
Research and development	91,154	89,274	180,361	185,000
Selling, general and administrative	147,609	143,328	290,113	286,550
Amortization of purchased intangible assets and other	16,198	12,940	32,608	28,253
Restructuring charges	33,160	—	33,160	24,536
	1,090,117	1,041,027	2,150,982	2,076,673
Operating income	155,732	182,277	340,066	332,351
Interest and other expense, net	(11,650)	(2,938)	(21,428)	(7,901)
Income before income taxes	144,082	179,339	318,638	324,450
Income taxes	24,657	29,030	50,491	44,269
Net income	$119,425	$150,309	$268,147	$280,181
Net income attributable to noncontrolling interests	923	706	1,680	911
Net income attributable to Amdocs Limited	$118,502	$149,603	$266,467	$279,270
Basic earnings per share attributable to Amdocs Limited	$1.02	$1.24	$2.28	$2.32
Diluted earnings per share attributable to Amdocs Limited	$1.01	$1.23	$2.27	$2.30
Cash dividends declared per ordinary share	$0.479	$0.435	$0.914	$0.830

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Net income	$119,425	$150,309	$268,147	$280,181
Other comprehensive (loss) income, net of tax:
Net change in fair value of cash flow hedges(1)	(1,975)	2,004	40,172	13,197
Net change in fair value of available-for-sale securities(2)	1,037	3,398	5,710	5,545
Other comprehensive (loss) income, net of tax	(938)	5,402	45,882	18,742
Comprehensive income	$118,487	$155,711	$314,029	$298,923
Comprehensive income attributable to noncontrolling interests	923	706	1,680	911
Comprehensive income attributable to Amdocs Limited	$117,564	$155,005	$312,349	$298,012

(1)
Net of tax of $359 and $277 for the three months ended March 31, 2024 and 2023, respectively, and of $2,466 and $2,160 for the six months ended March 31, 2024 and 2023, respectively.
(2)
No tax impact for the three and six months ended March 31, 2024 and 2023.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests	Total Equity
Balance as of December 31, 2023	116,502	$4,584	$4,294,652	$(7,379,838)	$(6,452)	$6,646,799	$3,559,745	$42,608	$3,602,353
Comprehensive income:		—	—	—	—	—
Net income	—	—	—	—	—	118,502	118,502	923	119,425
Other comprehensive loss	—	—	—	—	(938)	—	(938)	—	(938)
Comprehensive income	—	—	—	—	—	—	117,564	923	118,487
Employee stock options exercised	187	3	11,693	—	—	—	11,696	—	11,696
Repurchase of shares	(1,264)	—	—	(115,416)	—	—	(115,416)	—	(115,416)
Cash dividends declared ($0.479 per ordinary share)	—	—	—	—	—	(55,528)	(55,528)	—	(55,528)
Issuance of restricted stock, net of forfeitures	492	6	—	—	—	—	6	—	6
Employee share purchase plan	—	—	—	—	—	—	—	—	—
Equity-based compensation expense related to employees	—	—	26,345	—	—	—	26,345	—	26,345
Distribution to noncontrolling interests (2)	—	—	—	—	—	—	—	(422)	(422)
Balance as of March 31, 2024	115,917	$4,593	$4,332,690	$(7,495,254)	$(7,390)	$6,709,773	$3,544,412	$43,109	$3,587,521

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests	Total Equity
Balance as of December 31, 2022	120,588	$4,559	$4,139,980	$(6,831,810)	$(59,136)	$6,293,618	$3,547,211	$42,714	$3,589,925
Comprehensive income:	0	0	0	0	0	0		0
Net income	—	—	—	—	—	149,603	149,603	706	150,309
Other comprehensive income	—	—	—	—	5,402	—	5,402	—	5,402
Comprehensive income	0	0	0	0	0	0	155,005	706	155,711
Employee stock options exercised	336	4	20,479	—	—	—	20,483	—	20,483
Repurchase of shares	(1,147)	—	—	(105,616)	—	—	(105,616)	—	(105,616)
Cash dividends declared ($0.435 per ordinary share)	—	—	—	—	—	(52,309)	(52,309)	—	(52,309)
Issuance of restricted stock, net of forfeitures	467	6	—	—	—	—	6	—	6
Equity-based compensation expense related to employees	—	—	21,361	—	—	—	21,361	—	21,361
Balance as of March 31, 2023	120,244	$4,569	$4,181,820	$(6,937,426)	$(53,734)	$6,390,912	$3,586,141	$43,420	$3,629,561

____________

(1)
As of March 31, 2024 and 2023, accumulated other comprehensive loss is comprised of unrealized gain (loss) on derivatives, net of tax, of $5,495 and $(33,383) unrealized loss on short-term interest-bearing investments, net of tax, of $(10,493) and $(17,252), and unrealized loss on defined benefit plan, net of tax, of $(2,392) and $(3,099), respectively.
(2)
Starting fiscal year 2023, the Company distributes earnings to the noncontrolling interests, for further details please refer to Note 2, “A summary of Significant Accounting Policies, ” in the Company’s Annual Report on Form 20-F for the fiscal year 2023.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling interests	Total Equity
Balance as of September 30, 2023	117,348	$4,571	$4,244,256	$(7,221,313)	$(53,272)	$6,549,517	$3,523,759	$43,173	$3,566,932
Comprehensive income:
Net income	—	—	—	—	—	266,467	266,467	1,680	268,147
Other comprehensive income	—	—	—	—	45,882	—	45,882	—	45,882
Comprehensive income	—	—	—	—	—	—	312,349	1,680	314,029
Employee stock options exercised	261	4	16,042	—	—	—	16,046	—	16,046
Repurchase of shares	(3,159)	—	—	(273,941)	—	—	(273,941)	—	(273,941)
Cash dividends declared ($0.914 per ordinary share)	—	—	—	—	—	(106,211)	(106,211)	—	(106,211)
Issuance of restricted stock, net of forfeitures	1,192	15	—	—	—	—	15	—	15
Employee share purchase plan	275	3	19,967	—	—	—	19,970	—	19,970
Equity-based compensation expense related to employees	—	—	52,425	—	—	—	52,425	—	52,425
Distribution to noncontrolling interests (2)	—	—	—	—	—	—	—	(1,744)	(1,744)
Balance as of March 31, 2024	115,917	$4,593	$4,332,690	$(7,495,254)	$(7,390)	$6,709,773	$3,544,412	$43,109	$3,587,521

	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling interests	Total Equity
Balance as of September 30, 2022	120,842	$4,548	$4,105,900	$(6,731,789)	$(72,476)	$6,211,586	$3,517,769	$42,509	$3,560,278
Comprehensive income:
Net income	—	—	—	—	—	279,270	279,270	911	280,181
Other comprehensive income	—	—	—	—	18,742	—	18,742	—	18,742
Comprehensive income							298,012	911	298,923
Employee stock options exercised	583	7	35,069	—	—	—	35,076	—	35,076
Repurchase of shares	(2,330)	—	—	(205,637)	—	—	(205,637)	—	(205,637)
Cash dividends declared ($0.830 per ordinary share)	—	—	—	—	—	(99,944)	(99,944)	—	(99,944)
Issuance of restricted stock, net of forfeitures	1,149	14	—	—	—	—	14	—	14
Equity-based compensation expense related to employees	—	—	40,851	—	—	—	40,851	—	40,851
Balance as of March 31, 2023	120,244	$4,569	$4,181,820	$(6,937,426)	$(53,734)	$6,390,912	$3,586,141	$43,420	$3,629,561

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Six months ended March 31,
	2024	2023
Cash Flow from Operating Activities:
Net income	$268,147	$280,181
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	97,851	103,086
Amortization of debt issuance cost	296	287
Equity-based compensation expense	52,425	40,851
Deferred income taxes	559	(27,357)
Loss from short-term interest-bearing investments	4,640	1,625
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(71,288)	(53,485)
Prepaid expenses and other current assets	19,305	(20,416)
Other noncurrent assets	(14,493)	(245)
Lease assets and liabilities, net	(6,130)	(3,928)
Accounts payable, accrued expenses and accrued personnel	70,073	(38,602)
Deferred revenue	(48,528)	81,959
Income taxes payable, net	(62,228)	(11,245)
Other noncurrent liabilities	4,415	24,991
Net cash provided by operating activities	315,044	377,702
Cash Flow from Investing Activities:
Purchase of property and equipment, net (a)	(63,346)	(68,822)
Proceeds from sale of short-term interest-bearing investments	31,141	10,360
Purchase of short-term interest-bearing investments	(9,061)	—
Net cash paid for business acquisitions	(87,129)	—
Other	(391)	(2,593)
Net cash used in investing activities	(128,786)	(61,055)
Cash Flow from Financing Activities:
Repurchase of shares	(273,941)	(205,637)
Proceeds from employee stock option exercises	16,061	34,840
Payments of dividends	(101,736)	(95,370)
Distribution to noncontrolling interests	(1,744)	—
Payment of contingent consideration from a business acquisition	(2,063)	(453)
Net cash used in financing activities	(363,423)	(266,620)
Net (decrease) increase in cash and cash equivalents	(177,165)	50,027
Cash and cash equivalents at beginning of period	520,080	573,377
Cash and cash equivalents at end of period	$342,915	$623,404
Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds (b)	$114,574	$77,426
Interest	16,843	8,461

(a)
The amounts under "Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for the six months ended March 31, 2024, and $255 for the six months ended March 31, 2023.
(b)
For Further details, see also Note 11.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

1.
Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services to communications, entertainment and media service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate its open and modular cloud portfolio.

The Company is a Guernsey limited company, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company’s customers are in North America, Europe, Asia-Pacific and the Latin America region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP and are denominated in U.S. dollars.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2023, set forth in the Company’s Annual Report on Form 20-F filed on December 13, 2023 with the U.S. Securities and Exchange Commission, or the SEC. There have been no material changes to the Company’s significant accounting policies from its Annual Report on Form 20-F for the fiscal year ended September 30, 2023.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2.
Recent Accounting Standards

On December 14, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, “Improvements to Income Tax Disclosures”, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. This ASU will be effective for the Company's annual report for fiscal year 2026 and allows adoption on a prospective basis, with a retrospective option. This ASU will only have an impact on the Company's income tax disclosures. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), “Improvements to Reportable Segment Disclosures,” which enhances the disclosures required for operating segments in the annual and interim consolidated financial statements. This ASU will be effective for the Company's annual report for fiscal year 2025 and for interim period reporting beginning in fiscal year 2026 on a retrospective basis with early adoption permitted. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In March 2020, the FASB, issued ASU No. 2020-04, “Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” The ASU provides temporary optional expedients and exceptions on certain contract modifications, hedge relationships and other transactions that reference London Inter-Bank Offered Rate (“LIBOR”) or other reference rates expected to be discontinued due to the reference rate reform. This ASU is effective as of March 12, 2020 through December 31, 2024. The Company expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

3.
Adoption of New Accounting Standards

In August 2021, the FASB, issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.” The ASU requires companies to apply ASC 606 to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. As of October 1, 2023, the Company prospectively adopted this ASU and there was immaterial impact on the Company’s consolidated financial statements.

4.
Acquisitions

During the six months ended March 31, 2024, the Company completed two business acquisitions for an aggregate net consideration of approximately $84,500 in cash, and a potential for additional consideration which may be paid later based on achievement of certain performance metrics. The vast majority of this amount was paid for the acquisition of Astadia, which specializes in mainframe-to-cloud migration and modernization. These acquisitions, individually and in the aggregate, were not material in period presented. In allocating the total consideration based on the preliminary estimated fair values for Astadia, the Company recorded $86,894 of goodwill, $27,677 of customer relationships to be amortized over approximately six years, $8,001 of core technology to be amortized over approximately four years, and $1,784 of trademark to be amortized over approximately three years.

5.
Revenue

Contract Balances

The following table provides information about accounts receivable, both billed and unbilled and deferred revenue:

	As of
	March 31, 2024	September 30, 2023
Accounts receivable - billed (net of allowances for credit losses of $16,627 and $19,801 as of March 31, 2024 and September 30, 2023, respectively)	$709,687	$732,979
Accounts receivable – unbilled (current)	329,753	211,498
Accounts receivable – unbilled (non-current)	30,843	45,176
Total Accounts receivable - unbilled	360,596	256,674
Deferred revenue (current)	(127,441)	(170,634)
Deferred revenue (non-current)	(446)	(805)
Total Deferred revenue	$(127,887)	$(171,439)

Revenue recognized during the three and six months ended March 31, 2024, which was included in deferred revenue (current) as of September 30, 2023 was $26,310 and $142,423. Revenue recognized during the three and six months ended March 31, 2023, which was included in deferred revenue (current) as of September 30, 2022 was $38,420 and $226,075, respectively.

As of March 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $5.7 billion. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.

Disaggregation of Revenue

The Company considers information that is regularly reviewed by its chief operating decision makers in evaluating financial performance to disaggregate revenue.

The following tables provide details of revenue by nature of activities and by geography:

Revenue by nature of activities

	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Managed services arrangements	$720,285	$718,904	$1,442,744	$1,418,730
Others	525,564	504,400	1,048,304	990,294
Total	$1,245,849	$1,223,304	$2,491,048	$2,409,024

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Geographic Information

	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
North America (mainly United States)	$823,206	$829,029	$1,661,341	$1,641,719
Europe	184,848	171,659	366,268	340,325
Rest of the world	237,795	222,616	463,439	426,980
Total	$1,245,849	$1,223,304	$2,491,048	$2,409,024

6.
Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The following tables present the Company's assets and liabilities measured at fair value on a recurring basis as of March 31, 2024 and September 30, 2023:

	As of March 31, 2024
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$201,969	$—	$—	$201,969
Corporate bonds	—	129,792	—	129,792
U.S. government treasuries	42,249	—	—	42,249
Supranational and sovereign debt	—	17,255	—	17,255
Municipal bonds	—	5,926	—	5,926
Asset backed obligations	—	5,200	—	5,200
Total available-for-sale securities	244,218	158,173	—	402,391
Equity Investments	—	1,019	47,661	48,680
Derivative financial instruments, net	—	9,371	—	9,371
Other liabilities	—	—	(60,199)	(60,199)
Total	$244,218	$168,563	$(12,538)	$400,243

	As of September 30, 2023
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$308,354	$—	$—	$308,354
Corporate bonds	—	150,310	—	150,310
U.S. government treasuries	41,138	—	—	41,138
Supranational and sovereign debt	—	16,792	—	16,792
Asset backed obligations	—	7,115	—	7,115
Municipal bonds	—	7,096	—	7,096
Total available-for-sale securities	349,492	181,313	—	530,805
Equity Investments	—	—	47,985	47,985
Derivative financial instruments, net	—	(36,832)	—	(36,832)
Other liabilities	—	—	(24,627)	(24,627)
Total	$349,492	$144,481	$23,358	$517,331

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three and six months ended March 31, 2024. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model and based on estimates of potential pay-out scenarios, valued every quarter. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of March 31, 2024 and September 30, 2023. The increase in Level 3 liabilities was primarily attributable to changes recorded against goodwill in connection with recent acquisitions, partially offset by payments of certain acquisition-related liabilities and changes in the fair value recorded in the consolidated statement of income during the three and six months ended March 31, 2024.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs approximate their fair value because of the relatively short maturity of these items, for the fair value of the Senior Notes, see Note 14.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

7.
Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of March 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$201,969	$—	$—	$201,969
Corporate bonds	135,959	—	6,167	129,792
U.S. government treasuries	44,844	—	2,595	42,249
Supranational and sovereign debt	18,581	—	1,326	17,255
Municipal bonds	6,178	—	252	5,926
Asset backed obligations	5,353	—	153	5,200
Total(1)	$412,884	$—	$10,493	$402,391

(1)
Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of March 31, 2024, $200,422 of securities were classified as short-term interest-bearing investments and $201,969 of securities were classified as cash and cash equivalents.

	As of September 30, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$308,354	$—	$—	$308,354
Corporate bonds	160,370	—	10,060	150,310
U.S. government treasuries	44,782	—	3,644	41,138
Supranational and sovereign debt	18,566	—	1,774	16,792
Asset backed obligations	7,423	—	308	7,115
Municipal bonds	7,513	—	417	7,096
Total(1)	$547,008	$—	$16,203	$530,805

(1)
Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest- bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s consolidated balance sheets. As of September 30, 2023, $222,451 of securities were classified as short-term interest-bearing investments and $308,354 of securities were classified as cash and cash equivalents.

As of March 31, 2024, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The securities that have unrealized losses as of March 31, 2024 also had unrealized losses as of March 31, 2023. The Company assessed whether such unrealized losses for the investments in its portfolio were caused by expected credit losses. Based on this assessment, the Company did not recognize any credit losses in the three and six months ended March 31, 2024 and 2023. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method. The Company does not intend to sell these investments. In addition, it is more likely than not that the Company will not be required to sell them before recovery of the amortized cost basis, which may be at maturity.

As of March 31, 2024, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$265,297
1 to 2 years	100,354
2 to 3 years	36,740
$402,391

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

8.
Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $11,022 as of March 31, 2024. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flows.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of March 31, 2024. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of March 31, 2024 for forward contracts.

Notional Value*
Foreign exchange contracts	$2,067,258

* Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the consolidated balance sheets at fair value. For further information, please see Note 6 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of March 31, 2024 and September 30, 2023, is as follows:

	As of
	March 31, 2024	September 30, 2023
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$3,156	$968
Other noncurrent assets	10,201	331
Accrued expenses and other current liabilities	(8,585)	(32,295)
Other noncurrent liabilities	(159)	(7,050)
	4,613	(38,046)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	$5,978	$10,586
Other noncurrent assets	1,450	—
Accrued expenses and other current liabilities	(2,430)	(9,372)
Other noncurrent liabilities	(240)	—
	4,758	1,214
Net fair value	$9,371	$(36,832)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward contracts outstanding as of March 31, 2024 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive (loss) income, net, a separate component of equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, is recognized immediately in interest and other expense, net.

The effect of the Company's cash flow hedging instruments in the consolidated statements of income for the three and six months ended March 31, 2024 and 2023, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Losses Reclassified from
	Accumulated Other Comprehensive Loss (Effective Portion)
	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Line item in consolidated statements of income:
Revenue	$103	$125	$457	$941
Cost of revenue	(3,109)	(7,841)	(9,239)	(15,053)
Research and development	(1,001)	(2,247)	(3,041)	(4,254)
Selling, general and administrative	(972)	(2,331)	(3,068)	(4,296)
Total	$(4,979)	$(12,294)	$(14,891)	$(22,662)

The activity related to the changes in net unrealized gains (losses) on cash flow hedges recorded in accumulated other comprehensive loss, net of tax, is as follows:

	Six months ended March 31,
	2024	2023

Net unrealized losses on cash flow hedges, net of tax, beginning of period	$(34,677)	$(46,580)
Changes in fair value of cash flow hedges, net of tax	26,199	(8,242)
Reclassification of net losses into earnings, net of tax	13,973	21,439
Net unrealized gains (losses) on cash flow hedges, net of tax, end of period	$5,495	$(33,383)

Net gains (losses) from cash flow hedges recognized in other comprehensive (loss) income were $27,747 and $(9,179), or $26,199 and $(8,242) net of taxes, during the six months ended March 31, 2024 and 2023, respectively.

Of the net unrealized gains (losses) related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive loss as of March 31, 2024, a net loss of $5,193 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and six months ended March 31, 2024 and 2023, was not material.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The effect of the Company's derivative instruments not designated as hedging instruments in the consolidated statements of income for the three and six months ended March 31, 2024 and 2023, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income
	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Line item in consolidated statements of income:
Cost of revenue	$(1,262)	$255	$1,673	$1,488
Research and development	(310)	(116)	541	57
Selling, general and administrative	(387)	(118)	557	142
Interest and other expense, net	1,843	(6,352)	(4,291)	(17,760)
Income taxes	232	(448)	(385)	(652)
Total	$116	$(6,779)	$(1,905)	$(16,725)

9.
Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	March 31, 2024	September 30, 2023
Ongoing accrued expenses (1)	$382,220	$277,037
Project-related provisions	49,676	55,569
Dividends payable	55,528	51,053
Taxes payable (2)	55,989	47,470
Derivative instruments	11,015	41,667
Other (1)	185,753	161,946
Accrued expenses and other current liabilities	$740,181	$634,742

(1) Certain amounts were reclassified from "other" to "ongoing accrued expenses" to conform the prior period to the current year presentation.

(2) For further details, please see Note 11 to the consolidated financial statements.

10.
Restructuring charges

During fiscal year 2023, the Company conducted certain restructuring actions, primarily associated with alignment of the Company’s workforce around its global site strategy, the optimization of the Company’s hybrid work model, as well as appropriate measures to optimize expenditures and resource allocation, as a result of which, the Company incurred restructuring charges of $70,901. The remaining liability, as of March 31, 2024, is expected to be paid during the remainder of fiscal year 2024.

The restructuring activities for the fiscal year 2023 plan, as of March 31, 2024 were as follows:

	Workforce	Premises and other	Total
Liability as of October 1, 2022	$—	$—	$—
Restructuring Charges	53,547	17,354	70,901
Payments	(25,870)	(3,991)	(29,861)
Non-Cash items	(2,846)	(10,998)	(13,844)
Liability as of September 30, 2023	$24,831	$2,365	$27,196
Restructuring Charges	(885)	—	(885)
Payments	(17,760)	(1,237)	(18,997)
Non-Cash items	(1,937)	(578)	(2,515)
Liability as of March 31, 2024	$4,249	$550	$4,799

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

During the three months ended March 31, 2024, the Company took the first round of actions under a new restructuring plan and incurred restructuring charges of $34,045. The restructuring charges in fiscal 2024 were mainly comprised of employee severance expenses and benefits arrangements, which are expected to be paid over the coming several quarters. The Company expects to execute the remainder of this plan over the next several quarters.

The restructuring activities for the fiscal year 2024 plan during the six ended March 31, 2024 were as follows:

	Workforce	Premises and other	Total
Liability as of October 1, 2023	$-	$-	$—
Restructuring charges	26,947	7,098	34,045
Payments	(2,107)	-	(2,107)
Non-Cash items	-	(5,937)	(5,937)
Liability as of March 31, 2024	$24,840	$1,161	$26,001

11.
Income Tax Expense

The provision for income tax expense for the following periods consisted of:

	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Current	$17,415	$39,414	$49,932	$71,626
Deferred	7,242	(10,384)	559	(27,357)
Income tax expense	$24,657	$29,030	$50,491	$44,269

The Company's effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes (1)	17.1	16.2	15.8	13.6
Effective income tax rate	17.1%	16.2%	15.8%	13.6%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company's overall effective tax rate is attributable to foreign taxes. The change in rate is primarily driven by discrete items in the respective period presented as outlined below.

(1)
Foreign taxes for the six months ended March 31, 2024:

Foreign taxes in the six months ended March 31, 2024 included a benefit of $64,874 relating primarily to release of gross unrecognized tax benefits due to settlements of tax audits, and expiration of the periods set forth in statutes of limitations in certain jurisdictions. The majority of the release was offset by an increase in taxes payable and tax payments, and, as a result, a net benefit of $31,087 was included within income tax expense for the period.

(1)
Foreign taxes for the six months ended March 31, 2023:

Foreign taxes in the six months ended March 31, 2023 included a recognition of tax benefit of $8,566 resulting from internal structural changes in certain jurisdictions in which the Company operates.

Foreign taxes in the six months ended March 31, 2023 also included a benefit of $29,681 relating to release of gross unrecognized tax benefits due to settlements of tax audits and expiration of the periods set forth in statutes of limitations in certain jurisdictions. The majority of the release was offset by an increase in tax liabilities and, as a result, a net benefit of $5,268 was included within income tax expense for the six months ended March 31, 2023.

Foreign taxes in the six months ended March 31, 2023 also included a benefit of $9,236 due to a change in measurement of a deferred tax liability following a regulatory clarification.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Foreign taxes in the six months ended March 31, 2023 also included a benefit of $3,142 relating to changes in tax regulations in certain jurisdictions.

As previously disclosed in the Company’s Annual Report on Form 20-F for fiscal year 2022, our primary Israeli subsidiary elected, during fiscal year 2022, to pay the reduced corporate tax on all of its “previously exempt earnings” based on a temporary order of the Israeli budget law. Following this election, payment of this tax, was made during the three months ended December 31, 2022. The impact of this election on income taxes was already reflected in periods prior to fiscal year 2023.

As of March 31, 2024, deferred tax assets of $71,447, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company's subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, was $149,941 as of March 31, 2024, all of which would affect the effective tax rate if realized. This amount includes an accrual of $28,407 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under tax audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of March 31, 2024, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

12.
Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Numerator:
Net income attributable to Amdocs Limited	$118,502	$149,603	$266,467	$279,270
Net income attributable to Amdocs Limited and dividends attributable to participating restricted stock	(2,259)	(2,574)	(4,951)	(4,568)
Numerator for basic earnings per common share	$116,243	$147,029	$261,516	$274,702
Undistributed income allocated to participating restricted stock	1,196	1,672	2,971	2,931
Undistributed income reallocated to participating restricted stock	(1,189)	(1,660)	(2,953)	(2,911)
Numerator for diluted earnings per common share	$116,250	$147,041	$261,534	$274,722
Denominator:
Weighted average number of shares outstanding - basic	116,404	120,516	116,623	120,585
Weighted average number of participating restricted stock	(2,219)	(2,073)	(2,167)	(1,973)
Weighted average number of common shares - basic	114,185	118,443	114,456	118,612
Effect of dilutive equity-based compensation awards	721	843	708	845
Weighted average number of common shares - diluted	114,906	119,286	115,164	119,457
Basic earnings per common share attributable to Amdocs Limited	$1.02	$1.24	$2.28	$2.32
Diluted earnings per common share attributable to Amdocs Limited	$1.01	$1.23	$2.27	$2.30

For the three and six months ended March 31, 2024, 162 and 92 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding equity-based compensation awards. For the three and six months ended March 31, 2023, 175 and 93, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and restricted stock units. Shares attributable to antidilutive outstanding stock equity-based compensation awards were not included in the calculation of diluted earnings per share.

13.
Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On May 12, 2021, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to a $1.0 billion of the Company’s outstanding ordinary shares with no expiration date. The May 2021 plan permits

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. On August 2, 2023, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of the Company’s outstanding ordinary shares with no expiration date. The August 2023 plan permits the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. In the six months ended March 31, 2024, the Company completed the repurchase of the remaining authorized amount of ordinary shares under the May 2021 plan and initiated repurchases of the Company’s outstanding ordinary shares pursuant to the August 2023 plan. In the six months ended March 31, 2024, the Company repurchased 3,159 ordinary shares at an average price of $86.72 per share (excluding broker and transaction fees). As of March 31, 2024, the Company had remaining authority to repurchase up to $826,773 of its outstanding ordinary shares under the August 2023 plan.

14.
Financing Arrangements

In December 2011, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, December 2017 and March 2021, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 and March 2026, respectively. As of March 31, 2024, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

In June 2020, the Company issued an aggregate principal amount of $650,000 in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. The Company incurred issuance costs of $6,121 in relation with the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all existing and future senior indebtedness of the Company, including any indebtedness the Company may incur from time to time under the Revolving Credit Facility.

The total interest expense recognized in connection with the Senior Notes for the three and six months ended March 31, 2024 were $4,249 and $8,562, respectively, and $4,199 and $8,508 for three and six months ended March 31, 2023. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and was $4,813 as of March 31, 2024. As of March 31, 2024, the noncurrent outstanding principal portion was $650,000.

The total estimated fair value of the Senior Notes as of March 31, 2024 was $556,621. The fair value was determined based on observable data, such as quoted prices for similar liabilities in active markets of Senior Notes as of March 31, 2024 and is deemed a Level 2 liability within the fair value measurement framework.

As of March 31, 2024, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $113,088. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

15.
Equity-based Compensation

Equity Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the "Equity Incentive Plan"), which provides for the grant of restricted stock awards, restricted stock units and stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In February 2024, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 70,550 to 73,550. The amendment to the Equity Incentive Plan and became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission in February 2024. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years subject to service based conditions or a combination of service and performance-based conditions and stock options have a term of ten years. Also, in accordance with the Equity Incentive Plan, options were issued at or above the market price at the time of the grant.

During the six months ended March 31, 2024, the Company granted 1,062 restricted stock and 287 restricted stock units. The weighted average fair values associated with these grants were $80.17 per restricted stock and $85.88 per restricted stock unit.

Employee Share Purchase Plan

On November 8, 2022, the Company’s Board of Directors adopted, subject to shareholder approval, the Amdocs Limited 2023 Employee Share Purchase Plan (the “ESPP”). The ESPP was subsequently approved by our shareholders at the annual general meeting of shareholders in January 2023. The approved number of shares that may be issued under the ESPP will not exceed in the aggregate 2,400 ordinary shares. Under its terms, the ESPP became effective upon the filing of a Form S-8 Registration Statement with the U.S.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Securities and Exchange Commission. On February 13, 2023, the Company filed a registration statement on Form S-8 registering the offer and sale of 2,400 ordinary shares issuable under the ESPP. As of March 31, 2024, 275 ordinary shares have been issued since the commencement of the ESPP.

Under the ESPP, eligible employees have the right to purchase ordinary shares at the end of each purchase period based on their accumulated payroll deductions during the purchase period of a specified percentage of eligible compensation up to 10% (subject to a limitation to accrue the right to purchase ordinary shares up to twenty-five thousand dollars in any calendar year). Each purchase period lasts six months in duration, with purchases occurring in December and June. The purchase price per ordinary share will equal the lesser of 85% of the fair market value of our ordinary shares at either the beginning of the purchase period or the end of the purchase period.

During the six months ended March 31, 2024, the Company issued 275 ordinary shares to employees under the ESPP at a price of $72.56 per share.

Equity-based Compensation Expense

Equity-based payments to employees, including grants of employee stock options, restricted stock, restricted stock units and ESPP are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three and six months ended March 31, 2024 and 2023 was as follows:

	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023
Cost of revenue	$13,248	$10,061	$26,775	$18,716
Research and development	2,256	1,703	4,123	3,187
Selling, general and administrative	10,841	9,597	21,527	18,948
Total	$26,345	$21,361	$52,425	$40,851

The Company recognizes compensation costs for its equity incentive grants using the graded vesting attribution method. As of March 31, 2024, there was $124,580 of unrecognized compensation expense related to unvested stock options, unvested restricted stock and unvested restricted stock units which is expected to be recognized over a weighted average period of approximately one to two years, based on the vesting periods of the grants.

As of March 31, 2024, there was $1,593 of unrecognized compensation expense related to the ESPP which is expected to be recognized over the remaining purchase period.

16.
Dividends

The Company’s Board of Directors declared the following dividends during the six months ended March 31, 2024 and 2023:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
February 6, 2024	$0.479	March 29, 2024	$55,528	April 26, 2024
November 7, 2023	$0.435	December 29, 2023	$50,683	January 26, 2024
January 31, 2023	$0.435	March 31, 2023	$52,309	April 28, 2023
November 8, 2022	$0.395	December 30, 2022	$47,635	January 27, 2023

The amounts payable as a result of the February 6, 2024 and January 31, 2023 declarations were included in accrued expenses and other current liabilities as of March 31, 2024 and 2023, respectively.

On May 8, 2024 the Company’s Board of Directors approved the next quarterly dividend payment and set June 28, 2024 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 26, 2024.

17.
Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect,” “anticipate,” “believe,” “seek,” “estimate,” “project,” “forecast,” “continue,” “potential,” “should,” “would,” “could,” “intend” and “may,” and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: the effects of macro-economic conditions, prevailing level of macro-economic, business, and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the October 7, 2023 attacks in Israel and evolving conflict and the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity; including the effect of the current economic uncertainty and industry pressure on the spending decisions of our customers; our ability to grow in the business markets that we serve; our ability to successfully integrate acquired businesses; adverse effects of market competition; rapid technological shifts that may render our products and services obsolete; potential loss of a major customer; our ability to develop long-term relationships with our customers; our ability to successfully and effectively implement artificial intelligence and Generative AI in our offerings and operations; and risks associated with operating businesses in the international market. For a discussion of these and other important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2023, filed on December 13, 2023 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for approximately 400 communications, entertainment and media industry and other service providers in developed countries and emerging markets. Amdocs also holds relationships with hundreds of content owners and distributors around the globe. Our software and services, which we develop, implement and manage, are designed to meet the business imperatives of our customers, create value for society and make our increasingly connected world more empowering by unlocking our customers’ innovative potential and enabling them to transform their boldest ideas into reality and focus on providing amazing customer experiences. Our offerings enable service providers to efficiently and cost-effectively engage their customers, introduce new products and services, automate service and network operations, monetize connectivity and content, support new business models and generally enhance their understanding of their customers.

We believe the demand for our solutions is driven by our customers’ continued migration to the cloud, deployment of 5G networks and transformation into digital service providers to provide connectivity services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

Our offerings, grouped by technology capabilities such as commerce and care, catalog management, monetization, subscription management and content management, IoT, AI and Generative AI (GenAI), service and network automation and network deployment and optimization, are designed to meet the challenges facing our customers as they roll out 5G networks, migrate to the cloud and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. Our software is designed to enable modular expansion as a service provider evolves, and its microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevSecOps. Amdocs amAIz, our enterprise-grade GenAI platform, combines our carrier-grade architecture and telco-specific expertise and empowers service providers to deploy GenAI use cases. Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include consulting, delivery, quality engineering (testing), operations, systems integration, network services, experience-driven services, data, cloud and content services. Our managed services provide multi-year, flexible and tailored IT business processes and applications management services, including application development, modernization and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In the six months ended March 31, 2024, customers in North America accounted for 66.7% of our revenue, while customers in Europe and the rest of the world accounted for 14.7% and 18.6%, respectively. We maintain and support development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the UK and the United States.

We derive our revenue principally from:

•
the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,
•
providing managed services in our domain expertise and other related services, and
•
recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Our results of operations are affected by general economic conditions, including macro-economic conditions, and the level of economic activity in the industries and markets that we serve. In addition, the prevailing level of macro-economic, business, and operational uncertainty, as well as the current inflationary environment and foreign exchange rates fluctuation, may continue to present challenges in future periods and may affect the spending decisions of our customers. Although we try to mitigate the foreign currency exchange rates impact on our results through our hedging policy, we cannot assure that we will be able to effectively limit all of our exposure.

Revenue Recognition, we recognize revenue under the five-step methodology required under ASC 606, which requires us to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

As a significant portion of our revenue is satisfied over time as work progresses, the annual and quarterly operating results may be affected by the size and timing of the initiation of customer projects as well as our progress in completing such projects.

For our primary revenue categories, related performance obligations, and associated recognition patterns please see Note 5 to our consolidated financial statements.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Managed services arrangements include management of data center operations and IT infrastructure, application management and ongoing support, management of end-to-end business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility. Revenue from managed services arrangements accounted for approximately $720.3 million and $718.9 million in the three months ended March 31, 2024 and 2023, respectively, and $1.44 billion and $1.42 billion in the six months ended March 31, 2024 and 2023. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

Results of Operations

The following table sets forth for the three and six months ended March 31, 2024 and 2023. Certain items in our consolidated statements of income are reflected as a percentage of revenue (figures may not sum because of rounding):

	Three months ended March 31,		Six months ended March 31,
	2024	2023	2024	2023

Revenue	100%	100%	100%	100%
Operating expenses:
Cost of revenue	64.4	65.0	64.8	64.4
Research and development	7.3	7.3	7.2	7.7
Selling, general and administrative	11.8	11.7	11.6	11.9
Amortization of purchased intangible assets and other	1.3	1.1	1.3	1.2
Restructuring charges	2.7	—	1.3	1.0
	87.5	85.1	86.3	86.2
Operating income	12.5	14.9	13.7	13.8
Interest and other expense, net	(0.9)	(0.2)	(0.9)	(0.3)
Income before income taxes	11.6	14.7	12.8	13.5
Income taxes	2.0	2.4	2.0	1.8
Net income	9.6%	12.3%	10.8%	11.6%
Net income attributable to noncontrolling interests	0.07	0.06	0.07	0.04
Net income attributable to Amdocs Limited	9.5%	12.2%	10.7%	11.6%

Six Months Ended March 31, 2024 and 2023

The following is a tabular presentation of our results of operations for the six months ended March 31, 2024 compared to the six months ended March 31, 2023. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Six months ended March 31,		Increase (Decrease)
	2024	2023	Amount	%
	(in thousands)
Revenue (1)	$2,491,048	$2,409,024	$82,024	3.4%
Operating expenses:
Cost of revenue	1,614,740	1,552,334	62,406	4.0
Research and development	180,361	185,000	(4,639)	(2.5)
Selling, general and administrative	290,113	286,550	3,563	1.2
Amortization of purchased intangible assets and other	32,608	28,253	4,355	15.4
Restructuring charges	33,160	24,536	8,624	35.1
	2,150,982	2,076,673	74,309	3.6
Operating income	340,066	332,351	7,715	2.3
Interest and other expense, net	(21,428)	(7,901)	(13,527)	(171.2)
Income before income taxes	318,638	324,450	(5,812)	(1.8)
Income taxes	50,491	44,269	6,222	14.1
Net income	$268,147	$280,181	$(12,034)	(4.3)%
Net income attributable to noncontrolling interests	1,680	911	769	84.4
Net income attributable to Amdocs Limited	$266,467	$279,270	$(12,803)	(4.6)%

(1) Geographic Information:
	Six months ended March 31,		Increase (Decrease)
	2024	2023	Amount	%
	(In thousands)
North America (mainly United States)	$1,661,341	$1,641,719	$19,622	1.2%
Europe	366,268	340,325	25,943	7.6
Rest of the world	463,439	426,980	36,459	8.5
Total	$2,491,048	$2,409,024	$82,024	3.4%

Revenue. Revenue increased by $82.0 million, or 3.4%, to $2,491.0 million in the six months ended March 31, 2024, from $2,409.0 million in the six months ended March 31, 2023. The increase in revenue for the six months ended March 31, 2024, was attributable to increased activity across all regions and included immaterial impact of foreign exchange fluctuations.

In the six months ended March 31, 2024, revenue from customers in North America, Europe and the rest of the world accounted for 66.7%, 14.7% and 18.6%, respectively, of total revenue, compared to 68.2%, 14.1% and 17.7%, respectively, in the six months ended March 31, 2023.

Revenue from customers in North America increased in absolute amount during the six months ended March 31, 2024, primarily attributable to higher revenue from key customers in North America. Revenue from customers in North America increased during the six months ended March 31, 2024, while total revenue increased at a slightly higher rate, primarily due to slower pipeline to sales conversion, which resulted in a decrease of revenue from customers in North America as a percentage of total revenue.

Revenue from customers in Europe increased during the six months ended March 31, 2024, as a result of an increase in managed services arrangements, as we expand our presence in this region, and was also positively impacted by foreign exchange fluctuations.

Revenue from customers in the rest of the world increased in the six months ended March 31, 2024, despite the negative impact of foreign exchange fluctuations, as project and managed services activities continued to ramp up with various customers.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $62.4 million, or 4.0%, to $1,614.7 million in the six months ended March 31, 2024, from $1,552.3 million in the six months ended March 31, 2023. The Cost of revenue as a percentage of revenue, increased to 64.8% in the six months ended March 31, 2024, from 64.4% in the six months ended March 31, 2023. The increase in cost of revenue was commensurate with revenue growth. Our Cost of revenue was positively impacted by foreign exchange fluctuations.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense decreased by $4.6 million, or 2.5%, to $180.4 million in the six months ended March 31, 2024, from $185.0 million in the six months ended March 31, 2023. Research and development expense decreased as a percentage of revenue from 7.7% in the six months ended March 31, 2023, to 7.2% in the six months ended March 31, 2024. The decrease is attributable to accelerated research and development investments in prior periods. We continue to invest in our cloud offerings, 5G and network related innovation, AI and GenAI capabilities and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $3.6 million, or 1.2%, to $290.1 million in the six months ended March 31, 2024, from $286.6 million in the six months ended March 31, 2023. Selling, general and administrative expense decreased as a percentage of revenue from 11.9% in the six months ended March 31, 2023, to 11.6% in the six months ended March 31, 2024. The increase in selling, general and administrative expense in absolute amounts was primarily attributable to recent completed acquisitions, which were partially offset by costs reduction attributable to operational excellence and efficiency. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the six months ended March 31, 2024, increased by $4.4 million, or 15.4% to $32.6 million from $28.3 million in the six months ended March 31, 2023. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets and other due to recent completed acquisitions, partially offset by a completion of amortization of previously purchased intangible assets.

Restructuring Charges. Restructuring charges for the six months ended March 31, 2024, were $33.2 million, and were $24.5 in the six months ended March 31, 2023. During the three months ended March 31, 2024, the Company took the first round of actions under a new restructuring plan that was mainly comprised of employee's severance expense and benefits arrangements. The Company expects to execute the remainder of this plan over the next several quarters. For the restructuring charges for the comparable period and for more details, please see Note 10 to our consolidated financial statements.

Operating Income. Operating income increased by $7.7 million, or 2.3%, in the six months ended March 31, 2024, to $340.1 million, from $332.4 million, in the six months ended March 31, 2023. Operating income slightly decreased as a percentage of revenue from 13.8% in the six months ended March 31, 2023, to 13.7% in the six months ended March 31, 2024. Operating income increased in absolute amounts in the six months ended March 31, 2024, despite the increase in restructuring charges recorded in the six months ended March 31, 2024, compared to the six months ended March 31, 2023, as a result of continued focus on operational excellence through disciplined resource management, the ongoing adoption of automation and sophisticated tools, and the implementation of AI to drive additional cost and efficiency improvement. Our operating income was positively affected by foreign exchange impacts.

Interest and Other Expense, Net. Interest and other expense, net, changed from a net expense of $7.9 million in the six months ended March 31, 2023, to a net expense of $21.4 million in the six months ended March 31, 2024. The increase in interest and other expense, net, was primarily attributable to an increase in adverse foreign exchange fluctuation charges, decrease in interest income net of interest expenses, as a result of lower level of cash balances, and changes in minority equity investments measured at fair value recorded in the six months ended March 31, 2024, compared to the six months ended March 31,2023.

Income Tax expense. Income tax expense for the six months ended March 31, 2024 were $50.5, million, on pre-tax income of $318.6 million, resulting in an effective tax rate of 15.8%, compared to 13.6% in the six months ended March 31, 2023. Please see also Note 11 to our consolidated financial statements. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period.

Net income attributable to Amdocs Limited. Net income decreased by $12.8 million, or 4.6%, to $266.5 million in the six months ended March 31, 2024, from $279.3 million in the six months ended March 31, 2023. The decrease in net income is primarily attributable to an increase in interest and other expense, net, an increase in income taxes, partially offset by an increase in operating income.

Diluted Earnings Per Share. Diluted earnings per share decreased by $0.03, or 1.3%, to $2.27 in the six months ended March 31, 2024, from $2.30 in the six months ended March 31, 2023. The decrease in diluted earnings per share was attributable to a decrease in net income, partially offset by a decrease in the diluted weighted average number of shares outstanding, which resulted from share repurchases. Please see also Note 12 to our consolidated financial statements.

Three Months Ended March 31, 2024 and 2023

The following is a tabular presentation of our results of operations for the three months ended March 31, 2024 compared to the three months ended March 31, 2023. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended March 31,		Increase (Decrease)
	2024	2023	Amount	%
	(in thousands)
Revenue (1)	$1,245,849	$1,223,304	$22,545	1.8%
Operating expenses:
Cost of revenue	801,996	795,485	6,511	0.8
Research and development	91,154	89,274	1,880	2.1
Selling, general and administrative	147,609	143,328	4,281	3.0
Amortization of purchased intangible assets and other	16,198	12,940	3,258	25.2
Restructuring charges	33,160	—	33,160	100.0
	1,090,117	1,041,027	49,090	4.7
Operating income	155,732	182,277	(26,545)	(14.6)
Interest and other expense, net	(11,650)	(2,938)	(8,712)	(296.5)
Income before income taxes	144,082	179,339	(35,257)	(19.7)
Income taxes	24,657	29,030	(4,373)	(15.1)
Net income	$119,425	$150,309	$(30,884)	(20.5)%
Net income attributable to noncontrolling interests	923	706	217	0.3
Net income attributable to Amdocs Limited	$118,502	$149,603	$(31,101)	(20.8)%

(1) Geographic Information:
	Three months ended March 31,		Increase (Decrease)
	2024	2023	Amount	%
	(In thousands)
North America (mainly United States)	$823,206	$829,029	$(5,823)	(0.7)%
Europe	184,848	171,659	13,189	7.7
Rest of the world	237,795	222,616	15,179	6.8
Total	$1,245,849	$1,223,304	$22,545	1.8%

Revenue. Revenue increased by $22.5 million, or 1.8%, to $1,245.8 million in the three months ended March 31, 2024, from $1,223.3 million in the three months ended March 31, 2023. The increase in revenue for the three months ended March 31, 2024, included immaterial impact of foreign exchange fluctuations.

In the three months ended March 31, 2024, revenue from customers in North America, Europe and the rest of the world accounted for 66.1%, 14.8% and 19.1%, respectively, of total revenue, compared to 67.8%, 14.0% and 18.2%, respectively, in the three months ended March 31, 2023.

Revenue from customers in North America slightly decreased in absolute amounts during the three months ended March 31, 2024, primarily due to slower pipeline to sales conversion.

Revenue from customers in Europe increased during the three months ended March 31, 2024, as we expand our presence in this region.

Revenue from customers in the rest of the world increased in the three months ended March 31, 2024, despite the negative impact of foreign exchange fluctuations, as project and managed services activities continued to ramp up with various customers.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $6.5 million, or 0.8%, to $802.0 million in the three months ended March 31, 2024, from $795.5 million in the three months ended March 31, 2023. The Cost of revenue as a percentage of revenue decreased to 64.4% in the three months ended March 31, 2024, from 65.0% in the three months ended March 31, 2023, reflecting a continued focus on operational excellence and efficiency improvements. Our Cost of revenue was also positively impacted by foreign exchange fluctuations.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $1.9 million, or 2.1%, to $91.2 million in the three months ended March 31, 2024, from $89.3 million in the three months ended March 31, 2023. Research and development expense as a percentage of revenue was 7.3% in the three months ended March 31, 2024 and 2023. We continue to invest in our cloud offerings, 5G and network related innovation, AI and GenAI capabilities and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased in absolute amounts by $4.3 million, or 3.0%, to $147.6 million in the three months ended March 31, 2024, from $143.3 million in the three months ended March 31, 2023. Selling, general and administrative expense slightly increased as a percentage of revenue from 11.7% in the three months ended March 31, 2023, to 11.8% in the three months ended March 31, 2024. The increase in absolute amounts was primarily attributable to an increase in selling, general and administrative expense attributable to recent completed acquisitions, and an increase in the account receivable allowances, which were partially offset by costs reduction attributable to operational excellence and efficiency improvements. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended March 31, 2024, increased by $3.3 million, or 25.2% to $16.2 million from $12.9 million in the three months ended March 31, 2023. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets and other due to recent completed acquisitions, partially offset by a completion of amortization of previously purchased intangible assets.

Restructuring Charges. Restructuring charges for the three months ended March 31, 2024 were $33.2 million, while there were no restructuring charges in the three months ended March 31, 2023. During the three months ended March 31, 2024, the Company took the first round of actions under a new restructuring plan that was mainly comprised of employee severance and benefits arrangements. The Company expects to execute the remainder of this plan over the next several quarters. Please see Note 10 to our consolidated financial statements.

Operating Income. Operating income decreased by $26.5 million, or 14.6%, in the three months ended March 31, 2024, to $155.7 million, or 12.5% of revenue, from $182.3 million, or 14.9% of revenue, in the three months ended March 31, 2023. The decrease in operating income was attributable primarily to restructuring charges recognized in the three months ended March 31, 2024, while there were no restructuring charges in the three months ended March 31, 2023. Excluding the restructuring charges, our operating income as a percentage of revenue increased by 30 basis points, primarily as a result of continued focus on operational excellence through disciplined resource management, the ongoing adoption of automation and sophisticated tools, and the implementation of AI to drive additional cost and efficiency improvements. Our operating income was positively affected by foreign exchange impacts.

Interest and Other Expense, Net. Interest and other expense, net, changed from a net expense of $2.9 million in the three months ended March 31, 2023 to a net expense of $11.7 million in the three months ended March 31, 2024. The increase in interest and other expense, net, was primarily attributable to an increase in foreign exchange fluctuation charges, decrease in interest income net of interest expenses, as a result of lower level of cash balances and changes of minority equity investments measured at fair value recorded in the three months ended March 31, 2024 compared to the three months ended March 31,2023.

Income Tax expense. Income tax expense for the three months ended March 31, 2024 were $24.7 million on pre-tax income of $144.1 million, resulting in an effective tax rate of 17.1%, compared to effective tax rate of 16.2% in the three months ended March 31, 2023. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period, please see Note 11 to our consolidated financial statements.

Net income attributable to Amdocs Limited. Net income decreased by $31.1 million, or 20.8%, to $118.5 million in the three months ended March 31, 2024, from $149.6 million in the three months ended March 31, 2023. The decrease in net income is primarily attributable to a decrease in operating income, primarily as result of the restructuring charges, an increase in interest and other expenses, net, partially offset by a decrease in income tax expense.

Diluted Earnings Per Share. Diluted earnings per share decreased by $0.22, or 17.9%, to $1.01 in the three months ended March 31, 2024, from $1.23 in the three months ended March 31, 2023. The decrease in diluted earnings per share was primarily attributable to a decrease in net income in the three months ended March 31, 2024, primarily as a result of the restructuring charges, partially offset by a decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 12 to our consolidated financial statements.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $544.4 million as of March 31, 2024, compared to $742.5 million as of September 30, 2023. The decrease was mainly attributable to $273.9 million repurchase of our ordinary shares pursuant to our repurchase program, $101.7 million of cash dividend payment, $87.1 million payments for business acquisitions and $63.3 million for capital expenditures, net, partially offset by $315.0 million positive cash flow from operating activities and $16.1 million of proceeds from stock options. Net cash provided by operating activities amounted to $315.0 million and $377.7 million in the six months ended March 31, 2024 and 2023, respectively.

Our free cash flow for the six months ended March 31, 2024 was $251.7 million and is calculated as net cash provided by operating activities of $315.0 million for the period less $63.3 million for capital expenditures, net. The free cash flow for the six months includes restructuring payments.

Free cash flow is a non-GAAP financial measure and is not prepared in accordance with, and is not an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures with similar names used by other companies. Non-GAAP measures such as free cash flow should only be reviewed in conjunction with the corresponding GAAP measures. We believe that free cash flow, when used in conjunction with the corresponding GAAP measure, provides useful information to investors and management relating to the amount of cash generated by the Company’s business operations.

We believe that our current cash balances, cash generated from operations, our current lines of credit, loans, Senior Notes and our ability to access capital markets serve as sources of liquidity if needed and will provide sufficient resources to meet our operational needs, loan and debt repayment needs, fund share repurchases and the payment of cash dividends for at least the next twelve months.

We have short-term interest-bearing investments comprised of marketable securities and bank deposits. We classify all of our marketable securities as available-for-sale securities. Such marketable securities consist primarily of money market funds, corporate bonds, U.S. government treasuries and supranational and sovereign debt, which are stated at market value.

We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive loss, net of tax, unless a security is impaired due to a credit loss, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the six months ended March 31, 2024 and 2023, we did not recognize any credit losses. Please see Notes 6 and 7 to the consolidated financial statements.

Revolving Credit Facility, Loans, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into the unsecured $500.0 million Revolving Credit Facility. In December 2014, December 2017 and March 2021, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 and March 2026, respectively. As of March 31, 2024, we were in compliance with the financial covenants and had no outstanding borrowing under the Revolving Credit Facility.

In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.1 million in relation to the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of March 31, 2024, the noncurrent outstanding principal portion was $650.0 million. Please see Note 14 to our consolidated financial statements.

As of March 31, 2024, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $113.1 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

We have contractual obligations for Long-term debt and accrued interests, our non-cancelable operating leases, purchase obligations, pension funding and unrecognized tax benefits, summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2023, filed on December 13, 2023 with the SEC. Since September 30, 2023, there have been no material changes in our aggregate contractual obligations mentioned above.

Acquisitions. During the six months ended March 31, 2024, we completed two business acquisitions for an aggregate net consideration of approximately $84,500 in cash, and a potential for additional consideration which may be paid later based on achievement of certain performance metrics. The vast majority of this amount was paid for Astadia, which specializes in mainframe-to-cloud migration and modernization.

Capital Expenditures. Generally, the majority of our capital expenditures consist of purchases of computer equipment, and the remainder is attributable mainly to building and leasehold improvements. Our capital expenditures were approximately $63.3 million in the six months ended March 31, 2024 and were mainly attributable to investments in our operating facilities and our development centers around the world.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On May 12, 2021, our Board of Directors adopted a share repurchase plan for the repurchase of up to a $1.0 billion of our outstanding ordinary shares with no expiration date. The May 2021 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. On August 2, 2023, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of our outstanding ordinary shares with no expiration date. The August 2023 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. In the six months ended March 31, 2024, we completed the repurchase of the remaining authorized amount of ordinary shares under the May 2021 plan and initiated repurchases of the our outstanding ordinary shares pursuant to the August 2023 plan. In the six months ended March 31, 2024 we repurchased 3.2 million ordinary shares at an average price of $86.72 per share (excluding broker and transaction fees). As of March 31, 2024, we had remaining authority to repurchase up to $826.8 million of our outstanding ordinary shares under the August 2023 plan.

Cash Dividends. Our Board of Directors declared the following dividends during the six months ended March 31, 2024 and 2023:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount in millions	Payment Date
February 6, 2024	$0.479	March 29, 2024	$55.5	April 26, 2024
November 7, 2023	$0.435	December 29, 2023	$50.7	January 26, 2024
January 31, 2023	$0.435	March 31, 2023	$52.3	April 28, 2023
November 8, 2022	$0.395	December 30, 2022	$47.6	January 27, 2023

On May 8, 2024 our Board of Directors approved the next quarterly dividend payment and set June 28, 2024 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 26, 2024.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors considers a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the six months ended March 31, 2024 and 2023, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended March 31, 2024 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
01/01/24-01/31/24	232,416	$90.35	232,416	$921,169,743
02/01/24-02/29/24	341,275	$90.83	341,275	$890,171,091
03/01/24-03/31/24	690,064	$91.87	690,064	$826,772,651
Total	1,263,755	$91.31	1,263,755	$826,772,651

____________

(1)
Excludes broker and transaction fees.
(2)
On August 2, 2023, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $1.1 billion of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2. Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended March 31, 2024:

(1)
Form 6-K dated February 5, 2024
(2)
Form 6-K dated February 7, 2024
(3)
Form 6-K dated February 20, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: May 20, 2024